GIVEN IMAGING [LOGO OMITTED]                                         Exhibit 1
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FOR IMMEDIATE RELEASE
For further information contact:
--------------------------------

Yoram Ashery                                           Fern Lazar/David Carey
Given Imaging Inc.                                     Lazar Partners Ltd.
                                                       Phone: 1-866-GIVEN-IR
                                                       flazar@lazarpartners.com
                                                       dcarey@lazarpartners.com


               U.K. NATIONAL HEALTH SERVICE APPROVES PILLCAM(R) SB
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YOQNEAM, Israel--December 16, 2004--Given Imaging (NASDAQ: GIVN), the global leader in capsule endoscopy, today announced that the United Kingdom National Health Service (NHS) has issued guidance on the use of capsule endoscopy for detecting small bowel disorders. According to the guidance issued by the National Institute for Clinical Excellence (NICE), all U.K. residents now have access to capsule endoscopy for obscure GI bleeding, the investigation and diagnosis of Crohn's disease, and other indications.

"We applaud the U.K. government's decision to enable its residents to benefit from the newest and most effective diagnostic tool for detecting disorders of the small bowel," said Gavriel D. Meron, president and CEO of Given Imaging. "Approval in the United Kingdom means that 58 million U.K. residents now have free access to capsule endoscopy under the NHS' public health system."

About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam video capsules for detecting disorders throughout the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam(TM) video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB video capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 145,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Tokyo, Madrid and Sydney. For more information, visit http://www.givenimaging.com.

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This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward- looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

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